U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549

                               FORM 10-SB/A

                              Amendment No. 1

                GENERAL FORM FOR REGISTRATION OF SECURITIES
                         OF SMALL BUSINESS ISSUER
     Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                BECK & CO.
                  (Name of Small Business Issuer in its charter)


                 Nevada                                      88-0390828
     (State or Other Jurisdiction of                       (IRS Employer
      Incorporation or Organization)                    Identification No.)


          7865 South Citori Drive, Building B No. 206, Sandy, UT 84070 (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:  (801) 562-5687


Securities to be registered under Section 12(b) of the Act:


Securities to be registered under Section 12(g) of the Act:

                 Common Stock, Par Value $0.001

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                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                   Page

1.   Description of Business                                3

2.   Management's Discussion and Analysis or
        Plan of Operations                                  4


3.   Description of Properties                              5

4.   Security Ownership of Certain Beneficial Owners
        and Management                                      5

5.   Directors, Executive Officers, Promoters
        and Control Persons                                 6

6.   Executive Compensation                                 7

7.   Certain Relationships and Related Transactions         7

8.   Legal Proceedings                                      7

9.   Market for Common Equity and Related
        Stockholder Matters                                 7

10.  Recent Sales of Unregistered Securities                7

11.  Description of Securities                              8

12.  Indemnification of Directors and Officers              9

13.  Financial Statements                                  10

14.  Changes in and Disagreements with Accountants on
        Accounting and Financial Disclosure                10

15.  Financial Statements and Exhibits                     10

                                2

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                ITEM 1.  DESCRIPTION OF BUSINESS

History

   The Company was formed as a Nevada corporation on April 14, 1998, for the purpose of operating as a specialty jewelry retailer. Immediately following organization of the Company, it issued 1,000,000 shares of its common stock to its officer and director, Larry L. Beck for services rendered to the Company. In April 1998, the Company completed a private offering of 500,000 shares of its common stock as a sales price of $0.001 per share or an aggregate offering of $500. These shares were issued 100,000 shares to Valerie King, 200,000 shares to James Evans, and 200,000 shares to Douglas Madden. In April 1999, the Company completed a private offering of 21,750 shares of its common stock at a sales price of $1.00 per share or an aggregate offering of $21,750. Pursuant to this offering, the Company sold 7,000 shares to two individuals in June 1998 and 14,750 shares to 25 individuals in March 1999.

General

   The Company was organized to operate as a specialty retailer of fine jewelry. To date, the Company has sold a limited quantity of jewelry through direct-mail and word of mouth advertising. In August 1999, the Company established a retail jewelry presence on the internet located at www.etailjewelry.com. Management intends to focus its resources on developing a dynamic e-commerce Internet presence marketing fine jewelry. Additionally, the Company plans on establishing specialty outlets in small rural communities nationwide, where it can achieve local market dominance. The Company will offer an in-depth selection of fine jewelry and precious and semi-precious gemstones including diamonds, gold, precious and semi-precious jewelry.


   The Company plans on opening from 500-800 square foot retail stores in rural communities that convey a pleasant and inviting ambiance. With its retail stores operating in small rural communities, the Company believes that it will not have to contend with the substantial number of competitors located in larger cities and will benefit from word of mouth advertising. In the event the Company is able to find attractive jewelry retail opportunities in larger cities, the Company may also utilize its available resources to exploit such opportunities. Store concepts are expected to be designed around a natural or `new age' theme. As such, special attention will be given to lighting, colors and background music. The use of several cases will allow the Company's customers to have a partial look at merchandise, allowing a well planned sales presentation to commence.

   To date, the Company has identified several potential store locations in Elko, Nevada and Salt Lake City, Utah. It is estimated that each store would require approximately $100,000 to open, which includes leasehold improvements, inventory, personnel, legal, marketing and security. The Company would expect to limit its initial capital outlays by seeking to acquire existing stores though seller financing.

   Currently, the Company has very little capital to exploit these retail store opportunities. While the Company expects to raise  additional  funds in the future, there  currently  are  no immediate plans to do so and no assurances that it will be successful in raising additional capital in the future. Accordingly, the Company has decided to focus time and resources to developing its Internet presence for the sale of fine jewelry until such time as the Company has the resources to acquire or open its first retail store.

   The Company's Internet site went online to the public in August 1999 at www.etailjewelry.com. Through its Internet site, customers are able to scroll through a number of thumbnail photographs and identify appealing jewelry products. The photographs can then be enlarged by the customer to display a beautiful color rendition of the jewelry product. The customer is able to enter information regarding sizes and colors and the ability to purchase the products directly online. The Internet site has the capability to accept American Express and Discover credit cards online, provide the customer with a printable order form or telephone their order directly to the Company. The Company is presently working on arrangements that will enable it to accept Visa and Master Card within the next three months.

   By   utilizing   the  Internet,  the  Company   is   able   to
substantially minimize its costs while having the opportunity  to

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generate sales.  The Company is currently operating from the home
of  its  President.   It  is  estimated  that  minimum  operating
expenses are approximately $1,000 per month, including the costs of an Internet service provider, web development, phone, fax, postage, printing, packaging, legal and minimum marketing through word of mouth, search engines, discussion groups, chat rooms and classified advertising.

   To date, the Company's only source of marketing has been through small direct mailings and word of mouth. To further market the Company's Internet operations, it intends on utilizing search engines, discussion groups, chat rooms, banner advertising and print classified advertising in magazines and newspapers. The Company anticipates as resources become available, to expand its advertising to include radio and cable television. The marketing for its specialty retail stores is expected to be through the use of direct mail, billboard, radio and television advertising.

   The Company does not manufacture its merchandise. It anticipates purchasing substantially its entire inventory directly from third party manufacturers and cutters located in the United States and abroad. Currently, the Company does not have any contractual agreements with vendors for its merchandise. The Company is working with approximately five different suppliers for its jewelry products who require payment for orders upon delivery or within 30 days and is on a transaction by transaction basis. Eventually, the Company anticipates the use of formal supplier contracts as order sizes increase. The Company anticipates that vendors will commit merchandise on a consignment basis, eliminating the need to purchase inventory until it is sold. The Company also anticipates having arrangements with subcontractors to finish and set stones in order to keep costs down.

   The Company does not currently have sophisticated inventory control systems due to its limited inventory. Inventory control systems currently in use are off the shelf software programs. The Company anticipates that it will utilize a centrally managed inventory control system in the future as inventory will be maintained at multiple locations. The computer systems will also assist in direct mailings, and facilitate future add on sales by customers. The Company will maintain a database of its customers buying habits, birthdays, anniversaries and other special occasions and be able to direct target-mailing offerings add on merchandise.

Governmental Regulation

There is no significant government regulation of the Company's operations.

Competition

The Company will be involved in intense competition with other local jewelry outlets as well as mail order companies and other Internet sites. Such competing companies have lengthier experience as jewelry retailers, along with greater financial and other resources than the Company. Additionally, the Company will compete, to a limited extent, with out of state jewelry outlets to the extent that customers choose to purchase products in larger cities. There is no assurance that the Company will be able to respond to competitive pressures.

Employees

The Company is a development stage company and currently has no employees, except its executive officers. Management of the Company expects to use consultants, attorneys, and accountants as necessary. The need for full-time employees and their availability will be determined on an as needed basis.

    ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                           OPERATIONS

Results of Operations

Quarterly Period Ended June 30, 1999.

   The Company had net sales of $28,289 in the six months of 1999 and $6,846 for the period from inception on April 15, 1998, through June 30, 1998. These sales are attributable to sales obtained from word of mouth and direct mail advertising, prior to the Company's Internet site becoming available. Cost of Sales was $24,582 during the six-month period ended June 30, 1999 and

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$3,908  for the period from inception on April 15, 1998,  through
June 30, 1998.

   General and administrative expenses in the first six months of 1999 and 1998, consisted of general corporate administration, legal and professional expenses, advertising, and accounting and auditing costs. These expenses were $9,121 for the six months ended June 30, 1999 and $1,913 for the period from inception on April 15, 1998, through June 30, 1998. Advertising and office expense were substantially higher 1999 because expenses were incurred in connection with the development of the Company's jewelry business. Legal expenses were substantially higher in 1999 because of the costs associated with the Company's filing to become a reporting company under the Securities Exchange Act of 1934. The Company had no interest expense or income in the applicable periods.

   As a result of the foregoing factors, the Company realized a net loss of $9,121 for the six months ended June 30, 1999, and a net loss of $1,913 for the period from inception on April 15, 1998, through December 31, 1998.

Liquidity and Capital Resources

   At June 30, 1999, the Company had working capital of $9,703 as compared to working capital of $1,737 at December 31, 1998. The working capital resulted from loans totaling $2,500 to the Company from the sole officer and director, and sale of 21,750 shares of common stock resulting in gross proceeds to the Company of $21,750. This sale was conducted pursuant to a private offering by the Company completed in March 1999. The Company intends to apply its working capital to paying administrative costs and marketing the Company's jewelry products through its website. The Company estimates that the net proceeds of the offering will cover the Company's operating expenses for a term of six months through October 1999, after which the Company intends to rely on revenue generated from sale of its jewelry products to fund operations, including the Company's plan to establish retail locations in rural communities. It is estimated, that the minimum operating expenses are approximately $1,000 per month, which include the cost of an Internet service provider, web development, telephone, fax, postage, printing, packaging, legal and minimal marketing. If the Company is unable to generate sufficient revenue to support and expand its operations, it may need to seek debt or equity financing. The Company has not identified any potential sources of debt or equity financing and can not predict whether any such financing will be available to the Company should it be needed on terms acceptable to the Company. In addition, the Company's President and majority shareholder, Larry Beck, has expressed a desire to utilize personal resources to fund operations. However, there is no contractual obligation to do so.

               ITEM 3.  DESCRIPTION OF PROPERTIES

   The Company is currently operating from a home office of its President, Larry Beck, in Sandy, Utah. In the event Internet operations grow to where the Company is required to hire employees, the Company will operate its Internet operations from a future retail specialty store preferably in a rural community such as Elko, Nevada, where the Company has identified several potential locations. The Company may also operate from a retail location in Salt Lake City or Sandy, Utah if it is able to secure a lease on favorable terms.

ITEM  4.   SECURITY  OWNERSHIP OF CERTAIN BENEFICIAL  OWNERS  AND
MANAGEMENT

The following table sets forth as of May 27, 1999, the number and percentage of the outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and
(iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

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                                           Common      Percent
                                           Shares         of
                                                        Class
Name and Address

Larry L. Beck (1)                         1,000,000     65.7
7865 South Citori Drive
Building B, No. 206
Sandy, UT  84070

James P. Evans                             200,000      13.1
P.O. Box 935
Wells, Nevada 89835

Valerie King                               100,000       6.6
148 Cascade Drive
Sp. Creek, Nevada 89815

Douglas E. Madden                          200,000      13.1
444 Elm street
Elko, Nevada 89801

All Executive officers and Directors      1,000,000     65.7
  as a Group (1 person)

(1)  Mr. Beck is the sole officer and director of the Company.


  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                             PERSONS

Directors and Officers

The following table sets forth the names, ages, and positions with the Company for each of the directors and officers of the Company.

Name                Age  Positions (1)                   Since

Larry L. Beck       46   President, Secretary,           1998
                         Treasurer and Director


Board of Directors of the corporation shall consist of at least one (1) but no more than seven (7) persons, who shall be elected at the annual meeting of the shareholders of the corporation and who shall hold office for one (1) year or until their successors are elected and qualify.

The following is information on the business experience of each director and officer.

Larry L. Beck is the founder of the Company and has served as President, Secretary, Treasurer and Director since its incorporation in April 1998. Mr. Beck has over 20 years experience in various aspects of the retail jewelry business including purchasing, merchandising, appraising, managing and restructuring. From March 1996 through December 1997, Mr. Beck was involved in sales and jewelry appraising for Fortier Jewelers, a chain of jewelry stores in Utah. From September 1994 through February 1996 Mr. Beck managed the Shane Company, a wholesale jewelry store in Utah. Mr. Beck helped open the first store and participated in its growth to over $3,000,000 in sales. From April 1993 to September 1994 Mr. Beck was a consultant for Silverman Retail Consultants, a consulting firm that assisted distressed retailers in the area of closeouts, bankruptcies, acquisitions and marketing.

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                 ITEM 6.  EXECUTIVE COMPENSATION

   In April 1998, the Company issued 1,000,000 shares of its common stock, to the Company's sole director and President, Larry Beck. These shares were issued in consideration of services rendered to the Company at $0.001 par value. The Company has no further arrangement for compensating any of its executive officers. At such time as the results of operations of the Company improve, it is expected the Company will implement compensation arrangements for its executive officers.

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   On April 14, 1998, the Company issued 1,000,000 shares of common stock, par value $0.001 per share, to Larry L. Beck, in consideration of services rendered and for other nominal consideration received in connection with the formation of the Company.

                   ITEM 8.  LEGAL PROCEEDINGS

The  Company  is  not  a  party  to any  material  pending  legal
proceedings,  and  to  the  best  of  its  knowledge,   no   such
proceedings by or against the Company have been threatened.

 ITEM 9.  MARKET FOR COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

There is no established trading market for the Company's common stock. The Company has no outstanding options or warrants to purchase, or securities convertible into, common equity.

Of the 1,521,750 shares of common stock outstanding, 1,500,000 shares ("Control Shares"), are held by officers, directors, and 10% stockholders of the Company, and are subject to restrictions on resale under Rule 144 promulgated under the Securities Act of 1933. Control Shares may be sold subject to complying with all of the terms and conditions of Rule 144, except the one-year holding period which has been satisfied.

Since its inception, no dividends have been paid on the Company's common stock. The Company intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

At May 21, 1999, there were approximately 31 holders of record of the Company's Common Stock.

        ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

Immediately following organization of the Company in April 1998, it issued 1,000,000 shares of its common stock to its sole officer and director in connection with the formation of the Company. No underwriter or broker was involved in the offering, and no commissions were paid on the sale of the shares. The shares were offered and sold in reliance on the exemption set forth in Section 4(2) of the Securities Act of 1933.

In connection with for formation of the Company, it issued on April 14, 1998, 500,000 shares of common stock at a price of $0.001 per share or a total of $500. The shares were sold in reliance on Rule 504 of Regulation D promulgated under the Securities Act of 1933. The offering was completed on or about June 1, 1998, with all offered shares sold at a gross purchase price of $500. No underwriter or broker was involved in the offering, and no commissions were paid on the sale of the shares. The purchasers of the shares are as follows:

James P. Evans                                 200,000 shares
Valerie King                                   100,000 shares
Douglas E. Madden                              200,000 shares

   On June 1, 1998, the Company commenced a placement of 100,000 shares of common stock at a price of $1.00 per share in reliance on Rule 504 of Regulation D promulgated under the Securities Act of 1933. The offering was completed on or about April 2, 1999,

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with 21,750 shares sold at a gross purchase price of $21,750.  No underwriter or broker was involved in the offering, and no commissions were paid on the sale of the shares. The purchasers of the shares, the number of shares and the month of sale are as follows:

John Banas                               March 1999      500 shares
Gordon E. Beckstead                      March 1999      500 shares
John Bradley                             March 1999      500 shares
Stephen Bushansky                         June 1998    2,000 shares
Bill M. Conrad                           March 1999      500 shares
John K. Delisa, Jr.                      March 1999      500 shares
Elvena Inc.                               June 1998    5,000 shares
Jeffrey Falke                            March 1999      150 shares
William Falke                            March 1999      150 shares
Debra Gellar                             March 1999    1,000 shares
Eugene Gellar                            March 1999    1,000 shares
Douglas J. and Donna K. Kilmas           March 1999      500 shares
Kuno Laren                               March 1999      500 shares
Michael A. Linsky                        March 1999      500 shares
John B. Lowy                             March 1999      200 shares
Debra A. Marsalisi                       March 1999      500 shares
Fay M. Matsukage                         March 1999      500 shares
Raymond E. and Tamara D. McElhaney       March 1999      500 shares
OMI Trust                                March 1999      750 shares
Steven and Tracie Pollack                March 1999      750 shares
Tracie Pollack                           March 1999      750 shares
Barry Potter                             March 1999      500 shares
Stephen Richards                         March 1999    2,000 shares
Andrew D. Russ                           March 1999      500 shares
Hal Schoenfeld                           March 1999      500 shares
Charlie Trench                           March 1999      500 shares
Michael L. Valo                          March 1999      500 shares

               ITEM 11.  DESCRIPTION OF SECURITIES

The Company is authorized to issue 20,000,000 shares of common stock, par value $0.001 per share, of which 1,521,750 shares are issued and outstanding. Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. The Company's board of directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its common stock and does not anticipate that it will pay dividends in the foreseeable future.

   The Company is authorized to issue 5,000,000 shares of preferred stock, par value $0.001, none of which are issued and outstanding. The Company currently has no plans to issue any preferred stock. The Board of Directors is authorized to classify any shares of its authorized but unissued preferred stock as preferred stock in one or more series. With respect to each series, the Board of Directors shall determine the number of shares which shall constitute such series; the rate of dividend, if any, payable on shares of such series; whether the shares of

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such  series  shall  be cumulative, non-cumulative  or  partially cumulative  as  to  dividends,  and  the  dates  from  which  any cumulative dividends are to accumulate; whether the shares of such series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which shares of such series may be redeemed; the amount payable upon shares of such series in
the   event   of   the  voluntary  or  involuntary   dissolution,
liquidation or winding up of the affairs of the Company.; the sinking fund provisions, if any, for the redemption of shares of such series; the voting rights, if any, of the shares of such series; the terms and conditions, if any, on which shares of such series may be converted into shares of capital stock of the Company of any other class or series; whether the shares of such series are to be preferred over shares of capital stock of the Company of any other class or series as to dividends, or upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Company, or otherwise; and any other characteristics, preferences, limitations, rights, privileges, immunities or terms not inconsistent with the provisions of the Articles of Incorporation. The availability of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging takeover proposals, and the issuance of preferred stock could have the effect of delaying or preventing a change in control of the Company not approved by the Board of Directors.


       ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.751 of the Nevada Revised Statutes provides in relevant part as follows:

(1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

The Company's articles of incorporation provide that no director or officer of the Company shall be personally liable to the Company to the extent provided in the Nevada Revised Statutes. The Nevada Revised Statutes provide that no officer or director of a corporation shall be personally liable to the corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such officer or director, except for acts or omissions involving intentional misconduct, fraud or a knowing violation of law, or the payments of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

                  ITEM 13. FINANCIAL STATEMENTS

     The financial statements of the Company appear at the end of this report beginning with the Index to Financial Statements on page F-1.

   ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
               ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants since the Company's organization.

           ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of the Company appear at the end of this registration statement beginning with the Index to Financial Statements on page F-1.

Balance Sheets
Statements of Operations
Statement of Stockholders' Equity From Inception through June 30, 1999 Statements of Cash Flows
Notes to the Financial Statements

Exhibits

Copies of the following documents are included as exhibits to this report pursuant to Item 601 of Regulation S-B.

Exhibit    SEC Ref.    Title of Document                     Location
  No.        No.

  1          (2)       Articles of Incorporation,            Fm 10-SB
                         as amended (1)                      Page E-1

  2          (2)       By-Laws (1)                           Fm 10-SB
                                                             Page E-3

  3          (3)       Specimen of Common Stock Certificate  This Filing
                                                                 E-1

  4          N/A       Financial Data Schedules                  (2)


(1) These exhibits are incorporated herein by this reference to the Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on July 6, 1999.

(2)  The  Financial  Data  Schedule  is  presented  only  in  the
     electronic   filing   with  the  Securities   and   Exchange
     Commission.

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of  1934, the registrant caused this registration statement to be
signed   on   its  behalf  by  the  undersigned  thereunto   duly
authorized.

                                   BECK & CO.


Date:  August  31, 1999            By: /s/  Larry  L. Beck, President

In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: August 31, 1999           /s/ Larry L. Beck, Director

                           BECK & CO.
                  (A Development Stage Company)

                      Financial Statements

               June 30, 1999 and December 31, 1998



                          C O N T E N T S


Balance Sheets                                                    F-2

Statements of Operations                                          F-3

Statements of Stockholders' Equity                                F-4

Statements of Cash Flows                                          F-5

Notes to the Financial Statements                                 F-6

                           BECK & CO.
                  (A Development Stage Company)
                         Balance Sheets

                             ASSETS

                                              June 30,         December 31,
                                                1998               1998
                                            (Unaudited)

CURRENT ASSETS

 Cash                                         $ 10,191          $  2,737
 Inventory                                       2,074                 -

  Total  Current Assets                         12,265             2,737

FIXED ASSETS

 Furniture & Equipment                           1,370                 -

  Total Fixed Assets                             1,370                 -

  TOTAL  ASSETS                               $ 13,635          $  2,737


              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

 Note payable - related party (Note 4)        $  2,500          $  1,000
       Accrued Interest                             62                 -


  Total  Current Liabilities                     2,562             1,000

STOCKHOLDERS' EQUITY

 Preferred stock, $0.001 par value:
  5,000,000 shares authorized; -0- and -0-
  shares issued and outstanding, respectively        -                 -
 Common stock, $0.001 par value: 20,000,000
  shares authorized; 1,521,750 and 1,507,000
  shares issued and outstanding, respectively    1,522             1,507
 Additional paid-in capital                     21,728             6,993
 Deficit accumulated during the
  development stage                            (12,177)           (6,763)

  Total Stockholders' Equity                    11,073             1,737

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $ 13,635          $  2,737

 The accompanying notes are an integral part of these financial statements.

                            BECK & CO.
                   (A Development Stage Company)
                     Statements of Operations
                            (Unaudited)

                                           For the
                                          Six Months          From Inception on
                                            Ended                April 14, 1998
                                                                    Through
                                     June 30,     June 30,         June 30,
                                       1999         1998             1999

NET SALES                         $  28,289      $   6,846         $  41,518

COST OF SALES                        24,582          3,908            33,522

GROSS PROFIT                          3,707          2,938             7,996

EXPENSES

 General and administrative

  Advertising                         1,196             54             1,413
  Bank charges                           30              -                30
  Contract labor                         15             58               313
  Consulting                              -           1450             5,830
  Interest                               62              -                62
  Legal                               3,551              -             3,551
  Office expense                      3,188            261             6,612
  Taxes & License                        85              -                85
  Telephone                              98             90               402
  Travel expenses                       896              -             1,875

   Total general and administrative   9,121          1,913            20,173

  Total  Expenses                     9,121          1,913            20,173

NET  LOSS                         $  (5,414)     $   1,025         $ (12,173)

BASIC GAIN/(LOSS) PER SHARE       $   (0.00)     $    0.00

WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING            1,507,743        661,097

 The accompanying notes are an integral part of these financial statements.

                           BECK & CO.
                  (A Development Stage Company)
               Statements of Stockholders' Equity
     From inception on April 14, 1998 through June 30, 1999


                                                                       Deficit
                                                                     Accumulated
                                                        Additional   During the
                                      Common Stock        Paid-in    Development
                                     Shares     Amount    Capital      Stage

Balance at inception on
 April 14, 1998                             -  $     -     $    -    $     -

Issuance of common stock for
 services at $0.001 per share       1,000,000    1,000          -          -

Issuance of common stock for
 cash at $0.001 per share             500,000      500          -          -

Issuance of common stock for
 cash at $1.00 per share                7,000        7      6,993          -

Net loss from inception on
 April 14, 1998 through
 December 31, 1998                          -        -          -     (6,763)

Balance, December 31, 1998          1,507,000    1,507      6,993     (6,763)

Issuance of common stock for
 cash at $1.00 per share               14,750       15     14,735          -

Net loss for the six months
 ended June 30, 1999 (unaudited)            -        -          -     (5,414)

Balance, June 30, 1999 (unaudited)  1,521,750  $ 1,522   $ 21,728  $ (12,177)


 The accompanying notes are an integral part of these financial statements.

                           BECK & CO.
                  (A Development Stage Company)
                    Statements of Cash Flows
                           (Unaudited)

                                                For the
                                               Six Months      From Inception on
                                                 Ended          April 14, 1998
                                                                   Through
                                           June 30,   June 30,     June 30,
                                            1999        1998         1999

CASH FLOWS FROM OPERATING ACTIVITIES

 Net gain/(loss)                          $(5,414)   $ 1,025     $(12,177)
 Adjustments to reconcile net loss
  to net cash used by operating
  activities:
   Common  stock issued for services            -      1,000        1,000
  Increase in accounts payable and
   accrued expenses                         1,562          -        2,562
  (Increase) in inventories                (2,074)         -       (2,074)
   Net Cash Used by Operating Activities   (7,296)     2,025      (10,689)

CASH FLOWS FROM INVESTING
 ACTIVITIES:

  (Increase) in Furn/Equipment             (1,370)         -       (1,370)
   Net Cash Used by Investing Activities   (1,370)         -       (1,370)

CASH FLOWS FROM FINANCING
 ACTIVITIES:

 Common  stock  issued for cash            14,750      7,500       22,250

   Net Cash Provided by Financing
     Activities                            14,750      7,500       22,250

NET  INCREASE (DECREASE) IN CASH            7,454      9,525       10,191

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                        2,737          -            -

CASH AND CASH EQUIVALENTS AT
  END  OF PERIOD                         $ 10,191   $  9,525     $ 10,191

SUPPLEMENTAL DISCLOSURE OF CASH
   FLOW INFORMATION

 Interest paid                           $      -   $      -     $      -
 Income taxes paid                       $      -   $      -     $      -

SCHEDULE OF NON-CASH FINANCING
   ACTIVITIES:
 Common  stock issued for services       $      -   $  1,000     $  1,000

 The accompanying notes are an integral part of these financial statements.

                           BECK & CO.
                  (A Development Stage Company)
                Notes to the Financial Statements
               June 30, 1999 and December 31, 1998


NOTE  1  -  NATURE OF ORGANIZATION

       The financial statements presented are those of Beck & Co. (the Company). The Company was organized under the laws of the State of Nevada on April 14, 1998. The Company was organized for the purpose of offering mail order and internet retail jewelry sales.

NOTE  2  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       a.  Accounting Method

       The financial statements are prepared using the accrual method of accounting. The Company has elected a December
       31 year end.

       b.  Provision for Taxes

       At June 30, 1999, the Company has net operating loss carryforwards of approximately $12,000 that may be offset against future taxable income through 2014. No tax benefit has been reported in the financial statements because the Company believes there is a greater than 50% chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

       c.  Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       d.  Cash and Cash Equivalents

       The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

       e.  Basic Loss Per Share

       The  computation of basic loss per share of  common  stock
       is   based  on  the  weighted  average  number  of  shares
       outstanding   during   the   period   of   the   financial
       statements.

       f.  Revenue Recognition

       Revenue is recognized upon shipment of goods to the customer in accordance with APB Opinion 10.

                           BECK & CO.
                  (A Development Stage Company)
                Notes to the Financial Statements
               June 30, 1999 and December 31, 1998


NOTE  2  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

       g.  Cost of Sales

       Cost of sales is recognized upon shipment of goods to the customer.

NOTE  3  -  GOING CONCERN

       The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to complete a limited offering of its common stock. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

NOTE  4  -  NOTE PAYABLE - RELATED PARTY

       As of June 30, 1999 and December 31, 1998, the Company owed a related party $2,500 and $1,000, respectively.
       The note is due in full on March 31, 2000 and accrues interest at 10% per annum beginning April 1, 1999.